May 26, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re: Rocky Mountain High Brands, Inc.

Registration Statement on Form 10

Filed April 14, 2016

File No. 000-55609

Dear Mr. Reynolds:

I write on behalf of Rocky Mountain High Brands, Inc., (the “Company”) in response to the Staff’s letter of May 11, 2016, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form 10, filed April 14, 2016, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

The Company acknowledges this comment. If it appears that that all comments of the Commission have not been addressed by the 60th day following the filing of the Registration Statement, the Company will, following consultation with the Commission, withdraw and re-file the Registration Statement if advised or requested to do so.

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Overview, page 3

2. Please describe the development of the business during the last three years as required by Item 101(h) of Regulation S-K.

In response to this Comment, the Company has added an additional subsection to the Overview beginning on Page 3 which outlines the history of the company over the past three years in additional detail.

Acquisition Agreements, page 4

3. We note your purchase of assets of Dollar Shots Club, LLC and the subsequent sale of those assets to Dollar Shots Club, Inc. Please disclose the material terms of these transactions including the value of the consideration provided and the purpose of the transactions. Clarify the relationship between the Dollar Shots Club entities, if any.

In response to this Comment, the Company has added additional information to the Acquisition Agreements subsection on Page 4, outlining the business purpose of the transactions, the consideration paid, and the lack of any relationship between the Dollar Shots Club entities.

Existing Products, page 5

4. Please expand your disclosure regarding the manufacture of your beverages, including, by whom and where they are manufactured, who provides the beverage containers and the current status of your contractual arrangements or negotiations with those persons and the other persons mentioned in this section. We note your disclosure regarding production in Memphis on page 9.

In response to this Comment, the Company has replaced the original disclosures on this subject with an expanded disclosure covering its manufacturing, labelling, and bottling arrangements.

New Product Pipeline, page 6

5. Please provide an expanded description of your new product pipeline including expected timing through to revenue generation.

In response to this Comment, the Company has expanded its new products descriptions to disclose that the listed products are in the pre-development stage and to provide additional details regarding each.

Regulatory Requirements, page 6

6. We note your statement that you are subject to FDA requirements. Please clarify which products are subject to FDA requirements and discuss the applicable processes for FDA approval.

Upon review, the Company determined that the listing of FDA requirements was inaccurate and has deleted it. In addition, the Company added the following explanation under this subsection of the Registration Statement:

“Our beverage products are not subject to direct FDA approval as the FDA does not perform review testing

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or approval of food, beverages or dietary supplements. The FDA requires that we manufacture our products in commercial manufacturing facilities that are annually audited to ensure that they pass inspection based on Good Manufacturing Practices (GMP) for food safety.”

Sales Channels, page 6

7. Please describe the methods of distribution of your products.

In response to this Comment, the Company has added a more detailed description of its various methods of product distribution to this subsection of the Registration Statement.

Competition, page 6

8. Please disclose the methods by which you compete and the company’s competitive position in the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

In response to this Comment, the Company has replaced the “Competition” subsection with a new subsection in the same location entitled “Methods & competitive position – advantages & disadvantages.” This new subsection describes the Company’s strategy for competition in detail and summarizes the Company’s competitive advantages and disadvantages.

9. Revise to clarify the meaning of “CPG” manufacturers.

The new subsection discussed in response to Comment No. 8, above, includes the following explanation: “Consumer packaged goods (CPG) are a type of goods consumed that need to be replaced frequently, compared to those that are usable for extended periods of time.”

Employees and Independent Contractors, page 7

10. Please revise to indicate the total number of employees.

In response to this Comment, the following additional disclosure was added to this subsection: “The Company has a total of ten employees, consisting of five officers and six non-officer employees.”

Risk Factors, page 8

We are subject to extensive government regulation…, page 10

11. Please add a more detailed discussion, either here or in your business section, of the governmental regulations that could impact your business and the risks to your business related to the industry. In addition, please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act. Lastly, discuss the possible law enforcement consequences under federal and state laws.

Possession and sale of the Company’s products, or any other product containing hemp, is legal in the United States and the Company does not engage in the sale or distribution of marijuana. In response to this Comment, however, the Company has added the following additional disclosure regarding regulation of the agricultural production of industrial hemp under the “Regulatory Requirements” subsection of the

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Registration Statement:

“Possession of hemp in the United States is legal, including possession of the sterilized seed, hemp seed oil, hemp seed flour, hemp seed cake, hulled hemp seeds, hemp clothing, hemp fabrics, hemp fuel or any other product made from industrial hemp. Because the industrial hemp plant is the same species as marijuana, until recently, it has been illegal for U.S. farmers to grow the plant itself. However, in the federal Agricultural Act of 2014, Congress specifically exempted from the Controlled Substances Act ("CSA") cultivation of industrial hemp under agricultural pilot programs authorized by state law.

More recently, the Consolidated Appropriations Act for FY 2016 (the "Omnibus Law") clarified that during the current fiscal year - that ends on September 30, 2016 -- no agency can expand any monies that were authorized by federal law to interfere with duly registered agricultural pilot programs. The Omnibus Law also clarifies that this prohibition on federal interference extends to pursuant to the 2014 Farm Bill.”

Any future litigation…, page 13

12. Please tell us why you do not appear to address the risks relating to your current litigation in your risk factor disclosure.

In response to this Comment, the Company added the following additional language to the opening paragraph of this risk factor: “Our current litigation with Roy Meadows and Donna Rayburn and/or any future litigation could have a material adverse effect on our results of operations and financial liquidity. Please refer to Item 8 “Legal Proceedings” While the Company is confident in its proceeding against Meadows and Rayburn, if the Company did not prevail, it could be held liable by the Courts for a judgment in the range of approximately $2,000,000 to approximately $3,000,000.”

Management’s Discussion and Analysis, page 16

Liquidity and Capital Resources, page 24

13. Please disclose with quantification the underlying business reasons for material changes between periods in your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

In response to this Comment, the Company has expanded the Liquidity and Capital Resources section to quantify and explain the reasons for changes in these items between periods. Also, please note that the financial statements and related MD&A in the Registration Statement have been updated to provide results of operations and related material for the three and nine months ended March 31, 2016.

14. We note that your auditors have expressed doubt about your ability to continue as a going concern. We also note your available cash. Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

In response to this Comment, the Company has added new discussions of its liquidity requirements

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and its plans for meeting its debt obligations and achieving future profitability to the end of the Liquidity and Capital Resources section.

15. We note that you indicate the balance of the various convertible notes as of June 30, 2015. Please update your convertible note discussion through December 31, 2015.

The Company has updated its discussion of these notes to include, where applicable, balance information through the most recently completed fiscal quarter, March 31, 2016.

Security Ownership of Certain Beneficial Owners…, page 27

16. Please reconcile your disclosure in this section regarding Roy Meadows 5.23% ownership with your disclosure in the first paragraph on page 36 that he is a control person.

The Company believes that Mr. Meadows is a control person due to certain provisions contained in the Convertible Promissory Note issued to Mr. Meadows dated October 13, 2015 (Exhibit 10.2 to the Registration Statement).

These provisions require the Company to obtain Meadows’ advance written approval before the Company may take certain actions, including, among other things: “(iv) any issuance of shares in connection with a merger or acquisition . . . (vii) issuing any common or preferred stock purchase warrants or options for any reason, including any connected or related to any funding agreements for the benefit of the Company . . . (ix) executing any form of convertible debt installment, including, but not limited to, convertible debentures or convertible notes, (x) engaging in any funding mechanism with any third party which involves the simultaneous or future issuance of capital stock.”

The complete provision discussed above is as follows:

“4. APPROVAL OF CORPORATE CHANGES AND CHANGES IN SHARE STRUCTURE. Until this Note is paid in full, including all outstanding loan amounts, interest and fees and penalties (if any), or converted (see Section 7 below), the Company must have written advance approval from the Holder before (i) amending its Articles of Incorporation or Bylaws, or changing its place of domicile, (ii) initiating or making any changes in its capital stock structure in form or content, including, but not limited to, changes in its type/class and quantity of authorized shares or changes in any class of shares designations or preferences, (iii) increases for any reason in its total number of shares of any class that are issued and outstanding, (iv) any issuance of shares in connection with a merger or acquisition, (v) the authorization of additional stock classes, or the rescinding of any stock classes, (vi) issuing any stock grants to any employee or consultant for any reason or issuing any employee stock options, including the adoption of any employee stock option plan(s), (vii) issuing any common or preferred stock purchase warrants or options for any reason, including any connected or related to any funding agreements for the benefit of the Company, (viii) issuing, selling, transferring, or pledging, any of its capital stock, (ix) executing any form of convertible debt installment, including, but not limited to, convertible debentures or convertible notes, (x) engaging in any funding mechanism with any third party which involves the simultaneous or future issuance of capital stock or warrants or option, including any "504" or similar capital formation subscription agreements, and (xi) instituting any capital stock forward or

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reverse split (The "Changes in Capital Stock Structure'') Failure to obtain such written approval of the Holder for any reason on the above shall constitute an Event of Default (as hereinafter defined).”

Directors and Executive Officers, page 28

17. Please provide clear disclosure regarding the business experience of each of your executive officer and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

In response to this Comment, the Company has revised and clarified its Director and Executive Officer disclosures to set forth this information more clearly.

18. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

In response to this Comment, the Company has expanded its Director and Executive Officer disclosures to more fully explain the attributes, skills, and experiences that it believes qualify its executive officers and directors to serve.

Involvement in Certain Legal Proceedings, page 30

19. Please describe the 2013-2014 bankruptcy proceedings referenced in this section. Refer to Item 401(f) of Regulation S-K.

In response to this Comment, the Company has added a description of its 2013-2014 bankruptcy proceedings to this section.

Executive Compensation, page 31

20. Please reconcile the disclosure regarding the terms of Jerry Grisaffi’s contract with the agreement filed as an Exhibit 10.8. We note the salary amounts, bonus amounts, and share amounts appear to differ. Also revise to disclose the number of shares of common stock to be issued to David Seeberger and the number of warrants to be issued to Michael Welch pursuant to their employment contracts. Finally, reconcile the employment agreements compensation amounts for Jerry Grisaffi, David Seeberger and Michael Welch with the amounts reflected in the compensation table on page 32.

In response to this Comment, the Company has revised its discussion regarding the employment contracts identified above. In addition, the Summary Compensation Table has been revised and various explanatory notes have been added.

Certain Relationships and Related Transactions, page 34

21. We note your statement that “none of our directors or executive officers, …, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares … has any material interest,

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in any transaction since our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.” Please revise your introductory paragraph to clearly indicate that the disclosure covers any person who is known to be the beneficial owner of more than five percent of any class of the registrant's voting securities. Also revise the introductory paragraph to indicate that it covers transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years.

In response to this Comment, the Company has so revised the introductory paragraph.

22. Please identify the shareholder who is party to the loans in the fourth numbered paragraph.

This disclosure has been revised to indicate that the shareholder is Jerry Grisaffi.

Legal Proceedings, page 35

23. Please tell us why you have not filed the manufacturing agreement with Rodney Peterson as an exhibit, given it appears to be material based on your description in this section.

The Company did not file the manufacturing agreement with Rodney Peterson because that agreement has been terminated. As discussed under Legal Proceedings, Peterson materially breached the agreement on numerous occasions, failed to cure such breaches after notice with opportunity to cure, and the agreement was terminated.

24. Please tell us the basis for your statement that Donna Rayburn resides at Roy Meadows’ residence, given the address on page 8 of Exhibit 10.3.

Both Roy Meadows and Donna Rayburn have on numerous occasions stated to Jerry Grisaffi and others that Donna Rayburn resides at Mr. Meadows’ residence. Mr. Meadows constructed a substantial addition to his residence which is attached to his residence. Roy Meadows stated that the sole purpose of such construction of the addition was for Donna Rayburn and her husband to reside in said attached addition.

25. Please tell us how you calculated the 85.77% interest rate given the default interest rate and penalty provisions in the promissory note and the time elapsed since payment was due.

The Donna Rayburn Note (“Note) was signed February 2, 2015, and funded in the amount of $160,000.00. The Note was a 90 day note, and was renewed for 90 additional days. On August 29, 2015 the Company paid Rayburn $197,773.95. That sum included $37,773.95 in interest (which includes the penalties) for less than 7 months’ interest on the Note principal. Rayburn has continued to charge default interest and $500.00 per day penalties on what she states was still owed on the date the Company had believed it had paid off the Note. Rayburn demands, in addition to all that has been paid by the Company to date, $99,487.92, as of February 19, 2016. Rayburn has charged, through February 19, 2016, $137,261.87 in interest and the penalties which are included in interest calculations under Florida law, on a $160,000.00 loan. For a loan of one year and 17 days, that equates to an effective annual interest rate on a $160,000.00 loan of 85.77% through February 19, 2016.

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26. We note you reference a November 16, 2015 agreement with Roy Meadows in this section. Please tell us why you do not appear to have filed this agreement as an exhibit.

This agreement was a brief addendum to the Exchange Agreement with Roy Meadows dated October 13, 2016, (Exhibit 10.1 to the Registration Statement) and is included as Exhibit C thereto.

Recent Sales of Unregistered Securities, page 37

27. Please update your disclosure for the period since December 31, 2015 and revise to indicate the date the securities were sold. Also, please provide the complete disclosure required by Items 701(c) and (d) of Regulation S-K, including the aggregate offering price and the facts relied upon to make the exemptions available.

In response to this Comment, the Company has revised the tables in this section to include issue prices and issuance dates for each listed issuance, and has updated the tables to include the most recent fiscal quarter. Also, a brief description of the facts relied upon to make the exemptions available has been added.

Description of Registrant’s Securities to be Registered, page 41

28. Please revise to address the voting rights and other rights of the series A preferred stock. Also address the rights of the series C preferred stock.

In response to this Comment, disclosures regarding the voting and other rights of the Series A and Series C Preferred Stock have been added to this section.

Financial Statements

29. We note that on July 11, 2014, the court entered an order confirming your amended plan of reorganization and you were reorganized in July of 2014. Considering you emerged from Chapter 11 reorganization, tell us in detail how you concluded that you do not have to comply with the financial statement presentation requirements in ASC 852-10-45 and related disclosures in ASC 852-10-50 applicable to entities during and after reorganization proceedings under Chapter 11. In this regard, clarify whether you met the criteria in ASC 852-10-45-19 to qualify for fresh start reporting. Revise your financial statements and disclosures for the periods presented as appropriate.

ASC 852-10-45-19 states “if the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all post-petition liabilities and allowed claim, and if holder of existing voting shares immediately before confirmation receive less that 50 percent of the voting shares of the emerging entity, the entity shall adopt fresh-start reporting upon its emergence from Chapter 11. The loss of control contemplated by the plan must be substantive and not temporary.”

Prior to the emergence of the Company from Chapter 11 reorganization Mr. Jerry Grisaffi controlled the company and Mr. Grisaffi controlled the Company after the emergence from Chapter 11 reorganization. In light of these facts the Company did not meet the above criteria for adopting fresh-start accounting.

Unaudited Condensed Interim Financial Statements Statements of Operations, page F-19

30. We note your disclosure on page 23 that the Roy Meadows Exchange Agreement created a gain on the extinguishment of debt of $622,342 recorded during the six months

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ended December 31, 2015. It appears that Roy Meadows was a related party. Please explain to us the basis for recognizing gain on extinguishment of debt rather than treating this extinguishment transaction with related party as a capital transaction as required by ASC 470-50-40-2. Revise your financial statements and disclosures as appropriate.

The Company has adjusted its financial statements included in the amended filing to record the gain on extinguishment of debt regarding the Roy Meadows exchange agreement as a capital transaction.

Notes to Unaudited Financial Statements, page F-21

31. Please revise to disclose (a) what the investments of $183,889 consist of, (b) your accounting policy regarding investments and (c) basis for valuation.

The Company has included this information in its financial statements added to the amended Registration Statement.

Financial Statements and Exhibits, page 46

32. Exhibit 3.1 appears to include a third amendment to Article V of the Articles of Incorporation of Rocky Mountain High Brands Inc. that does not include the Certificate of Amendment and is unsigned. Please file complete exhibits.

Exhibit 3.1 has been revised to include signature page to this amendment and the Nevada Certificate of Amendment page.

33. Page 8 of Exhibit 2.4 appears to be part of a distribution agreement between you and Mad Beez, LLC. Please file the complete version of Exhibit 2.4. Also, please file material distribution agreements as exhibits.

The agreement with Mad Beez, LLC is no longer in effect; a portion of it was included due to a clerical error and that portion has been removed. In addition, the Company has added all material distribution agreements, together with new agreements for product consulting and sales brokerage services, as additional exhibits.

In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rocky Mountain High Brands, Inc.

By: /s/ Michael Welch

Michael Welch, Chief Executive Officer

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